UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 29, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from                      to

COMMISSION FILE NUMBER 1-14989

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan's management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 26, 2012

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2011 and 2010

	2011	2010
Investments at fair value (Notes 2, 4, and 7)
Shares of registered investment companies	$212,889,446	$206,330,334
Common collective trusts	24,425,750	22,094,976
Stock funds and self-directed accounts	24,187,238	23,263,414
Stable Value Fund	131,188,232	112,092,798
RAFI Enhanced Large Company Fund	22,638,897	23,152,545
	415,329,563	386,934,067
Receivables
Employer discretionary contribution	15,035,869	13,335,799
Accrued interest	—	21,714
Promissory notes from participants (Note 5)	11,742,957	11,111,960
Net assets available for benefits at fair value	442,108,389	411,403,540

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive
contracts (Note 7)	(9,920,573)	(5,836,194)
Net assets available for benefits	$432,187,816	$405,567,346

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Fiscal Years Ended December 29, 2011 and 2010

	2011	2010
Additions
Employee contributions	$24,525,941	$21,050,278
Employee rollovers	1,567,368	823,825
Employer contributions (including discretionary contributions)	23,514,952	19,843,174
Net appreciation from shares of registered investment companies	—	24,621,547
Net appreciation from common collective trusts	—	2,311,901
Net appreciation from stock funds and self-directed accounts	—	8,188,226
Net appreciation from the Stable Value Fund	4,832,770	4,850,771
Net appreciation from the RAFI Enhanced Large Company Fund	329,422	3,405,912
Interest and dividend income	4,620,459	4,550,634
Total additions	59,390,912	89,646,268

Deductions
Net depreciation from shares of registered investment companies	8,187,327	—
Net depreciation from common collective trusts	833,615	—
Net depreciation from stock funds and self-directed accounts	67,877	—
Distributions to withdrawing participants	35,753,739	32,381,538
Administrative expenses	828,453	740,219
Total deductions	45,671,011	33,121,757
Net increase	13,719,901	56,524,511
Transfer in from TVC Communications, L.L.C. Employees' 401(k) Plan (Note 9)	12,900,569	—
Net assets available for benefits
Beginning of year	405,567,346	349,042,835
End of year	$432,187,816	$405,567,346

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor's payroll system.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $16,500. The $16,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of their compensation. Also, the Company may, at the Board of Directors' discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained.
Effective January 1, 2010, the Company reinstated employer matching and discretionary contributions that had been suspended since August 1, 2009. Discretionary contributions of $15,035,869 and $13,335,799 were made for the Plan's fiscal years ended December 29, 2011 and 2010, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. A participant's total catch-up contribution cannot exceed $5,500 in 2011 and 2010. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.
Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in both 2011 and 2010 were approximately $741,000 and $1,389,000, respectively. As of December 29, 2011, a balance of approximately $84,000 was available to reduce employer contributions in 2012.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions and an allocation of employer's discretionary contributions, plan earnings and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures regarding the valuation processes used by the Plan in Level 3 measurements. The Plan does not expect the provisions of this ASU, which are effective for the Plan year beginning December 30, 2011, to have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. ASU 2010-06 was effective for reporting periods beginning after December 15, 2009. The adoption of this portion of ASU 2010-06 did not have a material impact on the Plan’s assets available for benefits or its changes in net assets available for benefits. For the reconciliation of Level 3 fair value measurements, ASU 2010-06 is effective reporting periods beginning after December 15, 2010. The adoption of this portion of ASU 2010-06 did not have a material impact on the Plan’s assets available for benefits or changes therein.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not expected to be significant to the Plan.
Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 - Inputs include:

1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•
Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 29, 2011 and 2010.

•	Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 29.

•
Common collective trusts are valued at fair value by determining the price of the underlying investments. Equities listed on an exchange are valued at the latest quoted sales price of the exchange on which the security is primarily traded. Securities that are not traded on the valuation date or securities that are not listed on an exchange are valued at the latest bid price provided by the trust's pricing service.

•	The Stable Value Fund (Note 7) is valued based on the underlying securities which include corporate bonds, commercial mortgage-backed securities and government securities.

•	The RAFI Enhanced Large Company Fund is valued based on the underlying securities which include common stocks.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by current accounting pronouncements, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common collective trusts, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.
Other

All administrative expenses were paid by the Plan during 2011 and 2010.
Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's tax counsel

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.	Investments

The  following  tables  sets forth the  fair  value  of  the  Plan's  assets by level, as described in Note 2, as of December 29, 2011 and 2010:

	December 29, 2011

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Small growth	$3,963,931	$—	$—	$3,963,931
Small value	2,278,256	—	—	2,278,256
Large growth	34,794,349	—	—	34,794,349
Large value	14,309,876	—	—	14,309,876
Moderate allocation	52,424,484	—	—	52,424,484
Mid-cap value	19,028,710	—	—	19,028,710
Mid-cap growth	38,768,312	—	—	38,768,312
Foreign large blend	22,296,936	—	—	22,296,936
Intermediate-term bond	23,230,499	—	—	23,230,499
World bond	1,794,093	—	—	1,794,093
Total shares of registered investment companies	212,889,446	—	—	212,889,446

Common collective trusts:				—
Conservative allocation	—	4,805,624	—	4,805,624
Moderate allocation	—	11,400,358	—	11,400,358
Large blend	—	8,219,768	—	8,219,768
Total common collective trusts	—	24,425,750	—	24,425,750

Stock funds and self-directed accounts:
WESCO International Pooled Stock Fund	17,276,264	—	—	17,276,264

Self-directed accounts:
Cash and cash equivalents	1,026,658	—	—	1,026,658
Preferred stock	2	—	—	2
Common stock:
Transportation	177,683	—	—	177,683
Food, beverages & tobacco	261,066	—	—	261,066
Building materials	46,302	—	—	46,302

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

	December 29, 2011		(continued)

	Level 1	Level 2	Level 3	Total
Chemicals	47,703	—	—	47,703
Communications & media	154,569	—	—	154,569
Electronics & equipment	311,686	—	—	311,686
Energy	240,681	—	—	240,681
Financial	443,565	—	—	443,565
Health care services	497,795	—	—	497,795
Industrial	110,968	—	—	110,968
Leisure & entertainment	189,277	—	—	189,277
Metals	186,484	—	—	186,484
Miscellaneous	176,972	—	—	176,972
Multi-industry	108,530	—	—	108,530
Retail	95,659	—	—	95,659
Utilities	426,136	—	—	426,136
Mutual funds:
Fixed	461,821	—	—	461,821
Balanced	415,748	—	—	415,748
Equity	1,188,070	—	—	1,188,070
International	343,599	—	—	343,599
Total stock funds and self-directed accounts	24,187,238	—	—	24,187,238

Stable Value Fund	—	131,188,232	—	131,188,232

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	180,803	—	180,803
Common stock:
Consumer discretionary	—	2,877,204	—	2,877,204
Consumer staples	—	2,238,559	—	2,238,559
Distribution services	—	574,374	—	574,374
Energy	—	2,761,785	—	2,761,785
Financials	—	3,352,508	—	3,352,508
Health care services	—	2,400,930	—	2,400,930
Industrials	—	2,115,962	—	2,115,962
Information technology	—	2,659,976	—	2,659,976
Materials	—	784,284	—	784,284
Telecommunication services	—	1,149,604	—	1,149,604
Utilities	—	1,542,908	—	1,542,908
Total RAFI Enhanced Large Company Fund	—	22,638,897	—	22,638,897

	$237,076,684	$178,252,879	$—	$415,329,563

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

	December 29, 2010

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Small growth	$2,324,761	$—	$—	$2,324,761
Small value	1,788,814	—	—	1,788,814
Large growth	35,447,600	—	—	35,447,600
Large value	13,466,588	—	—	13,466,588
Moderate allocation	43,962,362	—	—	43,962,362
Mid-cap value	21,629,071	—	—	21,629,071
Mid-cap growth	42,693,921	—	—	42,693,921
Foreign large blend	24,894,918	—	—	24,894,918
Intermediate-term bond	20,122,299	—	—	20,122,299
Total shares of registered investment companies	206,330,334	—	—	206,330,334

Common collective trusts:
Conservative allocation	—	4,254,078	—	4,254,078
Moderate allocation	—	9,513,259	—	9,513,259
Large blend	—	8,327,639	—	8,327,639
Total common collective trusts	—	22,094,976	—	22,094,976

Stock funds and self-directed accounts:
WESCO International Pooled Stock Fund	16,466,959	—	—	16,466,959

Self-directed accounts:
Cash and cash equivalents	898	—	—	898
Preferred stock	7	—	—	7
Common stock:
Transportation	191,351	—	—	191,351
Food, beverages & tobacco	127,927	—	—	127,927
Building materials	59,007	—	—	59,007
Chemicals	23,031	—	—	23,031
Communications & media	136,320	—	—	136,320
Electronics & equipment	797,617	—	—	797,617
Energy	134,341	—	—	134,341
Financial	480,782	—	—	480,782
Health care services	219,290	—	—	219,290
Industrial	80,421	—	—	80,421
Leisure & entertainment	197,648	—	—	197,648
Metals	163,041	—	—	163,041
Miscellaneous	264,363	—	—	264,363
Multi-iIndustry	149,379	—	—	149,379
Retail	42,607	—	—	42,607
Utilities	233,921	—	—	233,921
Mutual funds:
Short term	958,205	—	—	958,205
Fixed	307,421	—	—	307,421
Balanced	314,066	—	—	314,066
Equity	1,509,772	—	—	1,509,772
International	405,040	—	—	405,040
Total stock funds and self-directed accounts	23,263,414	—	—	23,263,414

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

	December 29, 2010		(continued)

	Level 1	Level 2	Level 3	Total
Stable Value Fund	—	112,092,798	—	112,092,798

RAFI Enhanced Large Company Fund:
Cash and cash equivalents	—	291,309		291,309
Common stock:
Consumer discretionary	—	2,978,260	—	2,978,260
Consumer staples	—	2,138,452	—	2,138,452
Energy	—	2,833,331	—	2,833,331
Financials	—	4,617,255	—	4,617,255
Health care services	—	1,933,118	—	1,933,118
Industrials	—	2,879,403	—	2,879,403
Information technology	—	2,429,792	—	2,429,792
Materials	—	839,713	—	839,713
Telecommunication services	—	854,860	—	854,860
Utilities	—	1,357,052	—	1,357,052
Total RAFI Enhanced Large Company Fund	—	23,152,545	—	23,152,545

	$229,593,748	$157,340,319	$—	$386,934,067

Investments (at fair value) representing 5% or more of the net assets available for benefits as of December 29, 2011 and 2010 were as follows:

	2011	2010
AMCAP Fund (Class R-5)	$34,794,349	$35,447,600
American Balanced Fund (Class A)	52,424,484	43,962,362
Columbia Acorn Fund (Class A)	38,768,312	42,693,921
Columbia Mid Cap Value Fund (Class A)	—	21,629,071
Loomis Sayles Investment Grade Bond Fund (Class Y)	23,230,499	—
Stable Value Fund	131,188,232	112,092,798
Thornburg International Value Fund	22,296,936	24,894,918

5.	Promissory Notes From Participants

Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.
The interest rate applied to participant loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 10.5% for the fiscal years ended December 29, 2011 and 2010. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $6,257,000 and $6,542,000 were made from the Plan and loan principal repayments of approximately $5,525,000 and $4,552,000 were received by the Plan for the fiscal years ended December 29, 2011 and 2010, respectively. Interest on the promissory notes of approximately $500,000 and $522,000 was earned by the Plan for the fiscal years ended December 29, 2011 and 2010, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

7.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future interest rates that are credited to the participant's accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund as of December 29, 2011 and 2010 are as follows:

Average yield for synthetic GICs	2011	2010
Based on actual earnings	1.93%	2.76%
Based on interest rate credited to participants	3.84%	4.43%

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2011 and 2010

8.	Related Party Transactions

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for 2011 were $4,554,000 and $4,190,000, respectively, and purchases and sales proceeds for 2010 were $2,605,000 and $2,210,000, respectively.

9.	TVC Communications, L.L.C. Employees’ 401(k) Plan Transfer

On December 16, 2010, the Company acquired TVC Communications, L.L.C and on April 5, 2011, the participant balances of the acquired company were transferred into the Plan. At that time, the TVC Communications, L.L.C. Plan’s net assets available for benefits of approximately $12,901,000 were transferred into the Plan.

10.	Subsequent Event

As a result of the acquisition of the business of RS Electronics on January 3, 2012, approximately 100 participants were added to the Plan. These participants transferred assets of approximately $5,053,000 to the Plan in 2012.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value

	AMCAP Fund	AMCAP Fund (Class R-5)	$34,794,349
	American Funds	American Balanced Fund (Class A)	52,424,484
	Baron Funds	Baron Small Cap Fund	3,963,931
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	38,768,312
	Columbia Mutual Funds	Columbia Mid Cap Value Fund (Class A)	19,028,710
	Diamond Hill Family of Funds	Diamond Hill Small Cap Fund	2,278,256
	Loomis Sayles	Loomis Sayles Invest Grade Bond (Class Y)	23,230,499
	MFS Family of Funds	MFS Value Fund (Class A)	14,309,876
	Franklin Templeton Funds	Templeton Global Bond Fund	1,794,093
	Thornburg International	Thornburg International Value Fund	22,296,936
	Registered Investment Companies Total		212,889,446

	Manning & Napier Promix Funds	Manning & Napier Promix Conservative Trust	4,805,624
	Manning & Napier Promix Funds	Manning & Napier Promix Extended Trust	6,378,632
	Manning & Napier Promix Funds	Manning &Napier Promix Maximum Trust	8,219,768
	Manning & Napier Promix Funds	Manning & Napier Promix Moderate Trust	5,021,726
	Common Collective Trusts Total		24,425,750

*	WESCO International, Inc.	WESCO International Pooled Stock Fund	17,276,264
	3M Company	Common Stock	17,735
	Abbott Labs	Common Stock	13,519
	Acura Pharmaceuticals Inc.	Common Stock	21,257
	Advanced Energy Industries	Common Stock	2,519
	Aeropostale	Common Stock	8,190
	Aflac Inc.	Common Stock	2,164
	AGL Resources	Common Stock	42,700
	Agnico Eagle Mines LTD	Common Stock	8,227
	Agrium Inc.	Common Stock	6,687
	Alaska Communications Systems Group Inc.	Common Stock	1,485
	Alcatel-Lucent Ads	Common Stock	4,709
	Alcoa Inc.	Common Stock	9,014
	Alliance Bernstein	Global High Income Fund	57,000
	Alliance Financial Corp	Common Stock	5,636
	Allos Therapeutics Inc.	Common Stock	695
	Allot Communications LTD	Common Stock	6,152
	Amazon.com Inc.	Common Stock	3,477
	American Beacon Funds	Large Cap Value Fund	6,989
	American Capital Agency Corp	Common Stock	227,399
	American Century Funds	High Yield Fund	15,597
	American Century Strategic Asset Allocations	Moderate Fund	22,006
	Amgen Inc.	Common Stock	6,474
	Amtech Systems Inc.	Common Stock	7,623
	Ancestry.com Inc.	Common Stock	2076
	Annaly Capital Management Inc.	Common Stock	55,074
	AOL Inc.	Common Stock	950
	Apartment Investment and Mortgage Company	Common Stock	8,015
	Apple Inc.	Common Stock	99,255
	Applied Materials Inc.	Common Stock	1,036
	Arcelor Mittal	Common Stock	3,624
	Archer Daniels Midland Company	Common Stock	2,978
	Artisan Funds	International Investor Shrs	5,315
	Astex Pharmaceuticals	Common Stock	880

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AT&T Inc	Common Stock	6,034
	Atlantic Power Corporation	Common Stock	3,535
	Autoliv Inc.	Common Stock	2,649
	Automatic Data Processing Inc.	Common Stock	5,652
	B & G Foods Inc.	Common Stock	105,547
	Baidu.com Inc.	Common Stock	3,442
	Baker Hughes Inc.	Common Stock	9,152
	Bank of America Corp	Common Stock	3,112
	Baxter International Inc.	Common Stock	4,979
	Berkshire Hathaway Inc.	Common Stock	19,225
	Bhp Billiton Ltp-Spon Adr	Common Stock	7,030
	Biotime Inc.	Common Stock	165
	Boeing Co.	Common Stock	14,822
	BP Plc	Common Stock	35,388
	BP Prudhoe Bay Royalty Trust	Common Stock	4,552
	Brookfield Infrastructure Partners LP	Common Stock	8,334
	Buffalo Wild Wings Inc	Common Stock	2,730
	Cardium Therapeutics Inc.	Common Stock	2,633
	Cash	Cash and cash equivalents	1,026,658
	Caterpillar Inc.	Common Stock	54,899
	CBS Corp.	Common Stock	53,636
	Celgene Corp.	Common Stock	20,265
	Cell Therapeutics	Common Stock	560
	Cemex SAB De CV	Common Stock	6,058
	CenturyLink Inc	Common Stock	1,860
	Cheniere Energy Inc	Common Stock	1,742
	Chesapeake Energy Corp.	Common Stock	9,092
	Chevron Corp.	Common Stock	18,270
	Chipotle Mexican Grill Inc	Common Stock	11,927
	Cinemark Holdings Inc.	Common Stock	1,859
	Citigroup Inc.	Common Stock	70,513
	Coach Inc	Common Stock	4,554
	Coca Cola Company	Common Stock	14,032
	Columbia	Value & Restructuring Fund - Class Z	4,482
	Columbia	Global Bond Fund - Class R4	133,639
	Comcast Corp.	Common Stock	4,732
	Compass Minerals International	Common Stock	13,780
	Consolidated Edison Inc	Common Stock	40,684
	Core-Mark Holding Co Inc.	Common Stock	7,896
	Corporate Executive Board	Common Stock	3,878
	Costco Whsl Corp.	Common Stock	24,543
	CrossTex Energy Inc	Common Stock	3,744
	CSR PLC Cambridge	Common Stock	407
	CTS Corp.	Common Stock	940
	Cubist Pharmaceuticals Inc	Common Stock	7,954
	Cummins Inc	Common Stock	17,796
	Deere & Co	Common Stock	7,992
	Delsite Inc	Common Stock	2
	Devon Energy Corporation	Common Stock	9,344
	Dex One Corp	Common Stock	195
	DGT Holdings Corporation	Common Stock	77
	Diageo PLC	Common Stock	21,788
	Direxion	ETF Trust Daily Financial Bear 3X	2,372

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Discovery Laboratories Inc.	Common Stock	334
	Dodge & Cox Funds	Balanced Fund	121,934
	Dodge & Cox Funds	Stock Fund	29,260
	Dodge & Cox Funds	Income Fund	71,420
	Dorchester Minerals LP	Common Stock	2,274
	Dow Chemical	Common Stock	15,083
	Du Pont De Nemours and Company	Common Stock	4,585
	Dualstar Technologies Corp.	Common Stock	1
	Duluth Metals LTD	Common Stock	7,707
	Dynamic Materials Corp.	Common Stock	1,807
	E Trade Financial Corp.	Common Stock	3,985
	Eaton Corp.	Common Stock	65,865
	Ebix Inc	Common Stock	2,266
	EFTS	Swiss Gold Shares	38,298
	EFTS	Physical Silver Shares	27,630
	Enduro Royalty Trust	Common Stock	12,300
	Enerplus Corporation	Common Stock	8,264
	EOG Resources Inc	Common Stock	9,805
	Exelon Corporation	Common Stock	47,207
	Exide Technologies	Common Stock	13,300
	Exxon Mobil Corp.	Common Stock	40,558
	Federated Investors Inc	Common Stock	2,118
	Fibertower Corp.	Common Stock	294
	Fidelity Investments	Select Natural Resources Fund	34,901
	First Eagle	Global Bond Fund Class I	38,779
	First Horizon National Corp	Common Stock	2,623
	First Niagara Financial Group	Common Stock	2,922
	Focus Enhancements Inc	Common Stock	1
	Ford Motor Company	Common Stock	69,046
	Forest Labs Inc	Common Stock	9,084
	Freeport McMoran Copper & Gold Inc.	Common Stock	14,616
	Fuel Tech Inc	Common Stock	3,355
	Gabelli	Asset Fund	51,687
	Gabelli	Utilities Fund	40,881
	General Electric	Common Stock	86,917
	Genon Energy Inc.	Common Stock	4,050
	Genuine Parts Co	Common Stock	3,098
	Glaxosmithkline PLC	Common Stock	2,741
	Globe Specialty Metals Inc.	Common Stock	10,544
	Goldcorp Inc.	Common Stock	4,353
	Google Inc	Common Stock	5,139
	Green Mountain Coffee Inc	Common Stock	7,639
	H J Heinz Company	Common Stock	5,431
	Halliburton Co	Common Stock	10,137
	Hansen National Corp	Common Stock	46,875
	Harbor Funds	Bond Fund - Institutional Class	12,916
	Hasbro Inc	Common Stock	2,563
	Hatteras Financial Corp	Common Stock	13,165
	Hawaiian Electric Ind. Inc.	Common Stock	46,053
	Headwaters Inc.	Common Stock	860
	Heartland Funds	Select Value Fund	17,713
	Hewlett Packard	Common Stock	5,124
	Honeywell International Inc	Common Stock	5,479

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	I Shares	U.S Preferred Stock Index Fund	5,322
	I Shares	Silver Trust	50,076
	I Shares	MSCI Australia Index Fund	21,450
	I Shares	DJ Select Dividend Index Fund	5,416
	Icon Funds	Icon Healthcare Fund	49,897
	Icon PLC	Common Stock	6,784
	IGO Inc.	Common Stock	9,840
	Impala Platinum Holdings LTD	Common Stock	2,011
	Integral Technologies Inc	Common Stock	1,425
	Intel Corp.	Common Stock	25,287
	International Business Machines Corp.	Common Stock	6,702
	International Paper Co	Common Stock	1,186
	International Speedway Corp.	Common Stock	7,160
	Interplay Entertainment	Common Stock	61
	Intuitive Surgical Inc	Common Stock	233,015
	Invesco Van Kampen	Advantage Municipal Income Trust II	74,700
	Invio Biomedical Corp.	Common Stock	651
	Ipath	Dow Jones UBS Commodity Index Fund	4,206
	Ivanhoe Energy Inc.	Common Stock	118
	Janus Funds	Global Select Fund Class T	10,145
	Janus Funds	Contrarian Fund T Shares	12,025
	Janus Funds	Enterprise Fund	9,937
	Janus Funds	Triton Fund Class I	26,999
	Janus Funds	Overseas Fund	29,654
	Johnson & Johnson	Common Stock	12,056
	Joy Global Inc	Common Stock	15,100
	JP Morgan	Alerian MLP Index Fund	5,442
	Keryx Biopharmaceuticals	Common Stock	476
	Kinder Morgan Energy Partners LP	Common Stock	21,060
	Kinder Morgan Inc	Common Stock	14,675
	Koko Petroleum Inc.	Common Stock	60
	Kraft Foods Inc	Common Stock	3,881
	Lehman Brothers Holdings Inc	Preferred Stock	2
	LifeTechnologies Corp	Common Stock	3,925
	Limelight Networks Inc	Common Stock	8,880
	Lockheed Martin Corp	Common Stock	6,522
	Loomis Sayles	Global Bond Fund	141,343
	Lowes Companies	Common Stock	12,840
	Lululemon Athletica Inc	Common Stock	1,882
	Managers	Real Estate Securities Fund	9,819
	Managers Intermediate Duration Govt	Fixed Fund	54,190
	Manhattan Pharmaceuticals	Common Stock	2
	Mannkind Corp	Common Stock	585
	Marathon Oil Corp	Common Stock	29
	Marina Biotech Inc.	Common Stock	54
	Marisco	21st Century Mutual Fund	6,937
	Market Vectors	Gold Miners ETF Fund	7,680
	Marsico	Large Growth Fund	27,381
	Marvell Technology Group	Common Stock	2,750
	Masco Corp	Common Stock	32,100
	Mastercard Inc	Common Stock	5,674
	Matrix Advisors	Value Fund	21,385
	Maxwell Technologies Inc	Common Stock	654

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	McDonalds Corp.	Common Stock	16,130
	Mercadolibre Inc	Common Stock	80,250
	Merck & Co. Inc	Common Stock	4,528
	Microsoft Corp.	Common Stock	9,259
	Molson Coors Brewing Co	Common Stock	8,746
	Monsanto Company	Common Stock	14,427
	Mosaic Co.	Common Stock	4,978
	Myrexis Inc	Common Stock	804
	Nacel Energy Corp.	Common Stock	45
	Nanosphere Inc	Common Stock	11,201
	National Grid PLC	Common Stock	4,375
	National Oilwell Inc	Common Stock	13,574
	Neomedia Technologies	Common Stock	1
	Nestle SA Sponsored ADR	Common Stock	20,051
	Netflix.com Inc	Common Stock	2,079
	Neuberger Berman	Genesis Trust Fund	11,823
	Neuberger Berman	Real Estate Fund	9,428
	Newcastle Investment Corp.	Common Stock	872
	Nike Inc	Common Stock	3,508
	Nokia Corp.	Common Stock	1,550
	Norfolk Southern Corp.	Common Stock	7,285
	Novartis AG	Common Stock	3,410
	Nucor Corp.	Common Stock	3,325
	Oakmark Funds	Oakmark Equity and Income Fund (I)	24,866
	Oakmark Funds	Global Fund	22,656
	Oakmark Funds	Mutual Fund	15,072
	Oakmark Funds	International Fund (Class I)	10,873
	Oilsands Quest Inc	Common Stock	465
	Palomar Medical Technologies Inc	Common Stock	18,620
	Panera Bread Company	Common Stock	5,381
	Paychex Inc.	Common Stock	7,545
	Pepsico Inc	Common Stock	17,700
	Permanent Portfolio	Mutual Fund	75,341
	Perrigo Company	Common Stock	49,520
	Petroleo Brasileiro ADR	Common Stock	246
	Petroquest Energy Inc.	Common Stock	3,315
	Pfizer Inc.	Common Stock	10,405
	Philip Morris International Inc.	Common Stock	11,865
	PNM Resources Inc.	Common Stock	82,755
	Polymet Mining Corp.	Common Stock	8,242
	Potash Corp of Saskatchewan	Common Stock	26,981
	Powershares	Agricultural Fund	6,329
	Powershares	Oil Fund	27,992
	Priceline Com Inc	Common Stock	2,856
	Procter & Gamble Co	Common Stock	14,657
	Proshares TR	Ultrashort Lehman 20 Year Fund	55,564
	Qualcomm Inc.	Common Stock	2,743
	Questar Market Resources Inc	Common Stock	11,692
	RF Micro-Devices	Common Stock	16,410
	Rio Tinto PLC ADR	Common Stock	24,105
	Royce	Total Return Fund	24,390
	RS Partners	Mutual Fund	4,506
	Samson Oil & Gas LTD	Common Stock	7,008

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Sanofi	Common Stock	1,287
	Seadrill Limited	Common Stock	21,625
	Sound Shore Fund	Mutual Fund	6,039
	Southern Co	Common Stock	4,659
	Southern Copper Corp.	Common Stock	14,970
	SPDR	Dow Jones Industrial Average ETF Trust Fund	60,035
	SPDR	S&P Dividend Fund	11,391
	Sprint Nextel Corp.	Common Stock	3,465
	St Joe Company	Common Stock	11,040
	Starbucks Corp.	Common Stock	4,645
	Statiol ASA Group	Common Stock	42,161
	Storage Computer Corp	Common Stock	1
	Stryker Corp.	Common Stock	5,653
	STW Resources Holding Corp.	Common Stock	500
	Sysco Corp.	Common Stock	12,926
	T. Rowe Price Funds	Balanced Fund	107,763
	T. Rowe Price Funds	Capital Appreciation Fund	137,139
	T. Rowe Price Funds	New Era Fund	110,964
	T. Rowe Price Funds	Growth Stock Fund	47,579
	T. Rowe Price Funds	Spectrum International Fund	15,926
	T. Rowe Price Funds	Dividend Growth Fund	5,419
	T. Rowe Price Funds	Emerging Markets Bond Fund	117,123
	Terra Nitrogen	Common Stock	16,370
	Third Avenue	Real Estate Value Fund	4,940
	Third Avenue	International Value Fund	10,674
	Third Avenue	Value Fund	14,622
	Thompson Plumb	Bond Fund	35,032
	Time Warner Cable Inc.	Common Stock	53,033
	Time Warner Inc.	Common Stock	25,430
	Toqueville	Gold Fund	2,941
	Total SA	Common Stock	12,702
	Transocean Inc.	Common Stock	6,132
	UIL Holdings Corp	Common Stock	35,660
	Unigene Labs Inc.	Common Stock	3,200
	Valeant Pharmaceuticals Intl.	Common Stock	8,236
	Vanguard Funds	Wellesley Income Fund	29,517
	Vanguard Funds	Emerging Markets Exchange Traded Fund	5,137
	Vanguard Funds	Dividend Appreciation Fund	79,663
	Vanguard Funds	Dividend Growth Fund	6,451
	Vanguard Funds	REIT Index Fund	6,681
	Vanguard Funds	Small Cap Index Fund	6,688
	Vanguard Funds	Small Cap Value Index Fund	6,712
	Vanguard Funds	Windsor II Fund	51,753
	Vanguard Funds	Value Index Fund	13,474
	Vanguard Funds	500 Index Investor Fund	13,369
	Vanguard Funds	Total Bond Market Index Fund	7,327
	Vanguard Funds	Global Ex US Real Estate Fund	8,150
	Vanguard Funds	Total International Stock Index Fund	19,865
	Vanguard Funds	International Value Fund	19,208
	Vecima Networks Inc	Common Stock	3
	Velatel Global Communications	Common Stock	194
	Veolia Environment ADR	Common Stock	1,651
	Verizon Communications	Common Stock	2,001

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Viacom Inc.	Common Stock	80,292
	Vioquest Pharmaceuticals Intl.	Common Stock	1
	Vodafone Group PLC	Common Stock	16,921
	Vulcan Materials Co	Common Stock	8,144
	Walgreen Co	Common Stock	6,686
	Walmart Stores Inc	Common Stock	12,118
	Waste Management Inc	Common Stock	3,278
	Wells Fargo & Co	Common Stock	4,442
	Western Digital Corp.	Common Stock	2,332
	White Mountains Insurance Group	Common Stock	4,950
	Windstream Corp	Common Stock	35,550
	Wynn Resorts LTD	Common Stock	5,517
	Xcel Energy Inc	Common Stock	30,315
	Yingli Green Energy Holding Company	Common Stock	1,152
	Ziopharm Oncology Inc	Common Stock	14,355
	Stock Funds and Self-Directed
	Accounts Total		24,187,238

	Institutional Enhanced Index Fixed
	Income Fund	Common Collective Trust	131,188,232
	Wrapper Contract	Wrapper Contract	—
	Stable Value Fund Total		131,188,232

	CASH	Cash and Cash Equivalents	43
	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents	55,256
	WELLS FARGO ADVANTAGE HERITAGE MONEY MARKET FUND	Cash and Cash Equivalents	125,504
	3M CO	Common Stock	89,007
	ABBOTT LABORATORIES	Common Stock	106,126
	ABERCROMBIE & FITCH CO-CL A	Common Stock	12,721
	ABM INDUSTRIES INC	Common Stock	8,345
	ACCENTURE PLC-CL A	Common Stock	54,271
	ACE LTD	Common Stock	66,477
	ACTIVISION BLIZZARD INC	Common Stock	12,977
	ADOBE SYSTEMS INC	Common Stock	3,539
	ADVANCE AUTO PARTS INC	Common Stock	10,271
	ADVANCED MICRO DEVICES INC	Common Stock	7,503
	AECOM TECHNOLOGY CORP	Common Stock	10,358
	AEROPOSTALE	Common Stock	4,228
	AES CORP	Common Stock	24,996
	AETNA INC	Common Stock	57,862
	AFLAC INC	Common Stock	39,852
	AGCO CORP	Common Stock	12,877
	AGILENT TECHNOLOGIES INC	Common Stock	11,079
	AGL RESOURCES INC	Common Stock	16,525
	AIR PRODUCTS & CHEMICALS INC	Common Stock	24,732
	AK STEEL HOLDING CORP	Common Stock	1,426
	ALASKA AIR GROUP INC	Common Stock	12,681
	ALCOA INC	Common Stock	26,365
	ALLEGHANY CORP	Common Stock	5,441
	ALLEGHENY TECHNOLOGIES INC	Common Stock	7,095
	ALLERGAN INC	Common Stock	20,005
	ALLIANCE DATA SYSTEMS CORP	Common Stock	12,520
	ALLIANT ENERGY CORP	Common Stock	10,947

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ALLIANT TECHSYSTEMS INC	Common Stock	6,973
	ALLIED WORLD ASSURANCE CO	Common Stock	19,103
	ALLSTATE CORP	Common Stock	75,487
	ALTERRA CAPITAL HOLDINGS LTD	Common Stock	6,595
	ALTRIA GROUP INC	Common Stock	248,449
	AMAZON.COM INC	Common Stock	38,771
	AMDOCS LTD	Common Stock	12,832
	AMERCO	Common Stock	9,971
	AMEREN CORPORATION	Common Stock	45,279
	AMERICAN EAGLE OUTFITTERS	Common Stock	15,540
	AMERICAN ELECTRIC POWER	Common Stock	53,046
	AMERICAN EQUITY INVT LIFE HL	Common Stock	4,062
	AMERICAN EXPRESS CO	Common Stock	129,397
	AMERICAN FINANCIAL GROUP INC	Common Stock	20,384
	AMERICAN GREETINGS CORP-CL A	Common Stock	5,372
	AMERICAN INTERNATIONAL GROUP	Common Stock	5,020
	AMERICAN TOWER SYSTEMS CORP CLASS A	Common Stock	7,816
	AMERICAN WATER WORKS CO INC	Common Stock	7,144
	AMERIGROUP CORP	Common Stock	11,914
	AMERIPRISE FINANCIAL INC	Common Stock	19,003
	AMERISOURCEBERGEN CORP	Common Stock	69,807
	AMGEN INC	Common Stock	31,334
	AMKOR TECHNOLOGY INC	Common Stock	2,250
	ANADARKO PETROLEUM CORP	Common Stock	28,190
	ANALOG DEVICES INC	Common Stock	14,447
	ANDERSONS INC/THE	Common Stock	4,261
	ANIXTER INTERNATIONAL INC	Common Stock	7,725
	ANN INC	Common Stock	5,775
	ANSYS INC	Common Stock	10,017
	AOL INC	Common Stock	8,284
	AON CORP	Common Stock	23,435
	APACHE CORP	Common Stock	36,262
	APARTMENT INVT & MGMT CO -A	Common Stock	3,916
	APOLLO GROUP INC-CL A	Common Stock	13,412
	APPLE INC	Common Stock	64,819
	APPLIED MATERIALS INC	Common Stock	19,555
	AQUA AMERICA INC	Common Stock	10,591
	ARCH CAPITAL GROUP LTD	Common Stock	22,392
	ARCHER-DANIELS-MIDLAND CO	Common Stock	17,301
	ARGO GROUP INTERNATIONAL	Common Stock	6,902
	ARMSTRONG WORLD INDUSTRIES	Common Stock	9,096
	ARROW ELECTRONICS INC	Common Stock	24,888
	ASHLAND INC	Common Stock	4,204
	ASPEN INSURANCE HOLDINGS LTD	Common Stock	15,143
	ASSOCIATED BANC-CORP	Common Stock	7,219
	ASSURANT INC	Common Stock	21,507
	ASTORIA FINANCIAL CORP	Common Stock	2,805
	AT&T INC	Common Stock	478,617
	ATLAS AIR WORLDWIDE HOLDINGS	Common Stock	4,393
	ATMOS ENERGY CORP	Common Stock	11,007
	AUTODESK INC	Common Stock	5,534
	AUTOMATIC DATA PROCESSING	Common Stock	51,198
	AUTOZONE INC	Common Stock	19,249

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AVERY DENNISON CORP	Common Stock	12,687
	AVIS BUDGET GROUP INC	Common Stock	15,859
	AVISTA CORP	Common Stock	9,865
	AVNET INC	Common Stock	23,679
	AVON PRODUCTS INC	Common Stock	16,638
	AXIS CAPITAL HOLDINGS LTD	Common Stock	9,236
	BAKER HUGHES INC	Common Stock	18,497
	BALL CORP	Common Stock	7,232
	BANK OF AMERICA CORP	Common Stock	125,564
	BANK OF HAWAII CORP	Common Stock	7,515
	BANK OF NEW YORK MELLON CORP	Common Stock	33,918
	BARD C R INC	Common Stock	6,433
	BARNES & NOBLE INC	Common Stock	9,803
	BAXTER INTERNATIONAL INC	Common Stock	52,528
	BB&T CORP	Common Stock	37,102
	BEAM INC	Common Stock	15,405
	BECTON DICKINSON AND CO	Common Stock	24,154
	BED BATH & BEYOND INC	Common Stock	19,403
	BELDEN INC	Common Stock	5,852
	BEMIS COMPANY	Common Stock	10,781
	BENCHMARK ELECTRONICS INC	Common Stock	7,940
	BERKLEY WR CORP	Common Stock	16,160
	BERKSHIRE HATHAWAY INC	Common Stock	207,784
	BEST BUY CO INC	Common Stock	37,184
	BIG LOTS INC	Common Stock	12,065
	BIOGEN IDEC INC	Common Stock	28,324
	BLACK HILLS CORP	Common Stock	2,561
	BLACKROCK INC	Common Stock	4,664
	BLOCK H&R INC	Common Stock	19,801
	BMC SOFTWARE INC	Common Stock	4,859
	BOEING CO/THE	Common Stock	136,807
	BORG WARNER INC	Common Stock	6,195
	BOSTON PROPERTIES INC	Common Stock	8,703
	BOSTON SCIENTIFIC CORP	Common Stock	24,822
	BRIGGS & STRATTON	Common Stock	8,268
	BRIGHTPOINT INC	Common Stock	6,188
	BRINKER INTERNATIONAL INC	Common Stock	7,495
	BRINK'S CO/THE	Common Stock	9,499
	BRISTOL-MYERS SQUIBB CO	Common Stock	183,475
	BROADCOM CORP-CL A	Common Stock	11,040
	BROADRIDGE FINANCIAL SOLUTIO	Common Stock	4,162
	BROWN SHOE COMPANY INC	Common Stock	5,107
	BRUNSWICK CORP	Common Stock	8,635
	BUCKLE INC/THE	Common Stock	4,544
	BUNGE LTD	Common Stock	12,762
	C.H. ROBINSON WORLDWIDE INC	Common Stock	9,250
	CA INC	Common Stock	12,640
	CABELA'S INC	Common Stock	4,533
	CABLEVISION SYSTEMS	Common Stock	4,905
	CABOT CORP	Common Stock	6,577
	CABOT OIL & GAS CORP	Common Stock	9,234
	CACI INTERNATIONAL INC -CL A	Common Stock	8,308
	CALPINE CORP	Common Stock	11,793

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CAMERON INTERNATIONAL CORP	Common Stock	16,200
	CAMPBELL SOUP CO	Common Stock	14,535
	CAPITAL ONE FINANCIAL CORP	Common Stock	59,440
	CAPITALSOURCE INC	Common Stock	7,268
	CARDINAL HEALTH INC	Common Stock	90,546
	CAREER EDUCATION CORP	Common Stock	2,612
	CAREFUSION CORP	Common Stock	17,524
	CARLISLE COS INC	Common Stock	7,811
	CARMAX INC	Common Stock	4,623
	CARNIVAL CORP	Common Stock	9,927
	CARPENTER TECHNOLOGY	Common Stock	5,322
	CARTER HOLDINGS	Common Stock	10,457
	CASEY'S GENERAL STORES INC	Common Stock	10,724
	CATALYST HEALTH SOLUTIONS INC	Common Stock	4,757
	CATERPILLAR INC	Common Stock	70,743
	CB RICHARD ELLIS GROUP INC-A	Common Stock	5,488
	CBS CORP-CLASS B NON VOTING	Common Stock	65,185
	CELANESE CORP-SERIES A	Common Stock	9,548
	CELGENE CORP	Common Stock	6,755
	CENTENE CORP	Common Stock	13,454
	CENTERPOINT ENERGY INC	Common Stock	25,368
	CENTURYLINK INC	Common Stock	44,405
	CERNER CORP COM	Common Stock	3,213
	CF INDUSTRY HOLDINGS INC	Common Stock	8,063
	CH ENERGY GROUP INC	Common Stock	5,818
	CHECKPOINT SYSTEMS INC	Common Stock	3,893
	CHEESECAKE FACTORY INC/THE	Common Stock	6,903
	CHESAPEAKE ENERGY CORP	Common Stock	23,571
	CHEVRON CORP	Common Stock	563,680
	CHILDREN'S PLACE	Common Stock	12,888
	CHIQUITA BRANDS INTL	Common Stock	2,377
	CHUBB CORP	Common Stock	77,074
	CIGNA CORP	Common Stock	28,715
	CIMAREX ENERGY CO	Common Stock	2,180
	CINCINNATI BELL, INC	Common Stock	8,737
	CINCINNATI FINANCIAL CORP	Common Stock	25,928
	CINTAS CORP	Common Stock	14,542
	CISCO SYSTEMS INC	Common Stock	103,258
	CITIGROUP INC	Common Stock	147,207
	CITRIX SYSTEMS INC	Common Stock	8,772
	CLIFFS NAT RES INC	Common Stock	3,993
	CLOROX COMPANY	Common Stock	23,968
	CLOUD PEAK ENERGY INC	Common Stock	4,297
	CME GROUP INC	Common Stock	49,064
	CMS ENERGY CORP	Common Stock	11,488
	CNA FINANCIAL CORP	Common Stock	4,206
	CNO FINANCIAL GROUP INC	Common Stock	15,435
	COACH INC	Common Stock	5,662
	COCA-COLA CO/THE	Common Stock	155,755
	COCA-COLA ENTERPRISES	Common Stock	19,396
	COGNIZANT TECH SOLUTIONS CRP	Common Stock	6,175
	COLGATE-PALMOLIVE CO	Common Stock	80,449
	COLLECTIVE BRANDS INC	Common Stock	4,263

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	COMCAST CORP-CLASS A	Common Stock	111,286
	COMERICA INC	Common Stock	16,711
	COMMERCIAL METALS CO	Common Stock	10,060
	COMMUNITY HEALTH SYSTEMS INC	Common Stock	3,553
	COMPUTER SCIENCES CORP	Common Stock	23,348
	COMPUWARE CORP	Common Stock	3,384
	CONAGRA FOODS INC	Common Stock	27,978
	CONOCOPHILLIPS	Common Stock	335,129
	CONSOL ENERGY INC	Common Stock	1,988
	CONSOLIDATED EDISON INC	Common Stock	49,071
	CONSTELLATION BRANDS INC-A	Common Stock	6,700
	CONSTELLATION ENERGY GROUP	Common Stock	57,920
	CONVERGYS CORP	Common Stock	7,014
	CON-WAY INC	Common Stock	7,882
	COOPER INDUSTRIES PLC	Common Stock	11,827
	COOPER TIRE & RUBBER CO	Common Stock	3,878
	CORE-MARK HOLDING CO INC	Common Stock	7,817
	CORN PRODUCTS INTL INC	Common Stock	9,993
	CORNING INC	Common Stock	11,367
	COSTCO WHOLESALE CORP	Common Stock	112,763
	COVANCE INC	Common Stock	5,882
	COVANTA HOLDING CORP	Common Stock	10,284
	COVENTRY HEALTH CARE INC	Common Stock	28,039
	COVIDIEN PLC	Common Stock	23,471
	CRACKER BARREL OLD COUNTRY	Common Stock	8,906
	CRANE CO	Common Stock	5,821
	CROWN HOLDINGS INC	Common Stock	15,420
	CSX CORP	Common Stock	33,800
	CULLEN/FROST BANKERS INC	Common Stock	5,988
	CUMMINS INC	Common Stock	22,512
	CVS CAREMARK CORP	Common Stock	112,984
	CYTEC INDUSTRIES INC	Common Stock	8,769
	DANA HOLDING CORP	Common Stock	5,106
	DANAHER CORP	Common Stock	20,321
	DARDEN RESTAURANTS INC COM	Common Stock	12,073
	DAVITA INC	Common Stock	5,848
	DEAN FOODS CO	Common Stock	26,456
	DEERE & CO	Common Stock	28,631
	DELL INC	Common Stock	82,656
	DELPHI FINANCIAL GROUP-CL A	Common Stock	13,551
	DELTA AIR LINES INC	Common Stock	15,290
	DELUXE CORP	Common Stock	2,420
	DENTSPLY INTL INC	Common Stock	9,566
	DEVON ENERGY CORPORATION	Common Stock	36,502
	DIAMOND OFFSHORE DRILLING INC	Common Stock	7,392
	DICK'S SPORTING GOODS INC	Common Stock	3,941
	DIEBOLD INC	Common Stock	8,826
	DILLARDS INC-CL A	Common Stock	9,484
	DIRECTV-CLASS A	Common Stock	56,506
	DISCOVER FINANCIAL SERVICES	Common Stock	29,692
	DISH NETWORK CORP-A	Common Stock	17,507
	DOLE FOOD CO INC	Common Stock	6,135
	DOLLAR THRIFTY AUTOMOTIVE GP	Common Stock	13,663

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DOLLAR TREE INC	Common Stock	19,334
	DOMINION RESOURCES INC/VA	Common Stock	57,973
	DOMINO'S PIZZA INC	Common Stock	30,220
	DONNELLEY RR & SONS CO	Common Stock	23,378
	DOVER CORP	Common Stock	12,327
	DOW CHEMICAL CO/THE	Common Stock	27,207
	DR HORTON INC	Common Stock	17,097
	DR PEPPER SNAPPLE GROUP INC	Common Stock	16,283
	DRESSER-RAND GROUP INC	Common Stock	4,601
	DST SYSTEMS INC	Common Stock	7,233
	DTE ENERGY COMPANY	Common Stock	28,115
	DU PONT (E.I.) DE NEMOURS	Common Stock	90,187
	DUKE ENERGY CORP	Common Stock	73,019
	E*TRADE FINANCIAL GROUP	Common Stock	3,754
	EAST WEST BANCORP INC	Common Stock	3,774
	EASTMAN CHEMICAL CO	Common Stock	11,959
	EASTMAN KODAK CO	Common Stock	2,790
	EATON CORP	Common Stock	21,867
	EBAY INC	Common Stock	42,474
	ECOLAB INC	Common Stock	20,459
	EDISON INTERNATIONAL	Common Stock	57,090
	EL PASO CORP	Common Stock	14,045
	ELECTRONIC ARTS INC	Common Stock	12,787
	ELI LILLY & CO	Common Stock	128,692
	EMC CORP/MASS	Common Stock	49,312
	EMCOR GROUP INC	Common Stock	17,290
	EMERSON ELECTRIC CO	Common Stock	54,464
	ENDO PHARMACEUTICAL HOLDINGS INC	Common Stock	7,178
	ENDURANCE SPECIALTY HOLDINGS	Common Stock	13,223
	ENERGIZER HLDGS INC COM	Common Stock	11,124
	ENTERGY CORP	Common Stock	56,121
	EOG RESOURCES INC	Common Stock	18,139
	EQT CORPORATION	Common Stock	10,537
	ESTEE LAUDER COMPANIES-CL A	Common Stock	5,919
	EVEREST RE GROUP LTD	Common Stock	22,015
	EXELON CORP	Common Stock	105,822
	EXIDE TECHNOLOGIES	Common Stock	1,269
	EXPEDIA INC	Common Stock	7,584
	EXPEDITORS INTL WASH INC	Common Stock	6,131
	EXPRESS SCRIPTS INC	Common Stock	14,632
	EXXON MOBIL CORP	Common Stock	848,351
	FAMILY DOLLAR STORES	Common Stock	14,968
	FEDERATED INVESTORS INC	Common Stock	3,450
	FEDEX CORP	Common Stock	54,211
	FIDELITY NATIONAL FINL-A	Common Stock	40,331
	FIFTH THIRD BANCORP	Common Stock	23,096
	FIRST NIAGARA FINANCIAL GRP	Common Stock	4,909
	FIRSTENERGY CORP	Common Stock	43,731
	FISERV INC	Common Stock	7,147
	FLIR SYS INC	Common Stock	3,953
	FLOWSERVE CORP	Common Stock	5,489
	FLUOR CORP	Common Stock	17,461
	FMC CORP	Common Stock	4,832

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	FMC TECHNOLOGIES INC	Common Stock	8,031
	FOOT LOCKER INC	Common Stock	21,240
	FORD MOTOR CO	Common Stock	60,459
	FOREST LABORATORIES INC	Common Stock	23,013
	FOREST OIL CORP	Common Stock	2,718
	FOSSIL INC	Common Stock	8,787
	FOSTER WHEELER AG	Common Stock	6,748
	FRANKLIN RESOURCES INC	Common Stock	19,122
	FREEPORT-MCMORAN COPPER	Common Stock	40,632
	FRONTIER COMMUNICATIONS CORP	Common Stock	5,937
	FULTON FINANCIAL CORP	Common Stock	6,180
	GALLAGHER ARTHUR J & CO	Common Stock	17,615
	GAMESTOP CORP-CLASS A	Common Stock	22,938
	GANNETT CO	Common Stock	19,412
	GAP INC/THE	Common Stock	20,137
	GARMIN LTD	Common Stock	5,857
	GATX CORP	Common Stock	7,048
	GENERAL CABLE CORP	Common Stock	9,075
	GENERAL DYNAMICS CORP	Common Stock	66,786
	GENERAL ELECTRIC CO	Common Stock	356,431
	GENERAL MILLS INC	Common Stock	40,375
	GENERAL MOTORS CO	Common Stock	12,530
	GENESCO INC	Common Stock	6,121
	GENON ENERGY INC	Common Stock	6,928
	GENUINE PARTS CO	Common Stock	24,102
	GENWORTH FINANCIAL INC-CL A	Common Stock	10,565
	GILEAD SCIENCES INC	Common Stock	15,129
	GOLDMAN SACHS GROUP INC	Common Stock	47,780
	GOODRICH CORP	Common Stock	27,585
	GOODYEAR TIRE & RUBBER CO	Common Stock	24,717
	GOOGLE INC-CL A	Common Stock	45,610
	GRAINGER W W INC	Common Stock	10,050
	GRANITE CONSTRUCTION INC	Common Stock	9,068
	HALLIBURTON CO	Common Stock	20,747
	HANESBRANDS INC	Common Stock	5,943
	HANOVER INSURANCE GROUP INC/	Common Stock	7,665
	HARLEY-DAVIDSON INC	Common Stock	5,968
	HARLEYSVILLE GROUP INC	Common Stock	8,383
	HARMAN INTL INDS INC	Common Stock	5,802
	HARRIS CORP	Common Stock	5,828
	HARSCO CORP	Common Stock	4,567
	HARTFORD FINANCIAL SVCS GRP	Common Stock	30,666
	HAWAIIAN ELECTRIC INDS	Common Stock	10,994
	HCC INSURANCE HOLDINGS INC	Common Stock	6,559
	HEALTH MGMT ASSOCIATES INC-A	Common Stock	4,358
	HEALTH NET INC	Common Stock	23,355
	HEALTHSOUTH REHABILITATION CORPORATION	Common Stock	5,192
	HEALTHSPRING INC	Common Stock	8,343
	HEINZ H J CO	Common Stock	22,213
	HELIX ENERGY SOLUTIONS GROUP	Common Stock	10,429
	HELMERICH & PAYNE INC	Common Stock	8,739
	HERBALIFE LTD	Common Stock	7,040
	HERTZ GLOBAL HOLDINGS INC	Common Stock	12,729

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HESS CORP	Common Stock	47,322
	HEWLETT-PACKARD CO	Common Stock	125,154
	HILL-ROM HOLDINGS INC	Common Stock	2,582
	HNI CORP	Common Stock	11,188
	HOLOGIC INC	Common Stock	8,338
	HOME DEPOT INC	Common Stock	127,626
	HONEYWELL INTERNATIONAL INC	Common Stock	99,608
	HORACE MANN EDUCATORS	Common Stock	2,624
	HORMEL FOODS CORP	Common Stock	9,300
	HOSPIRA INC	Common Stock	4,134
	HOST HOTELS & RESORTS INC	Common Stock	3,776
	HSN INC	Common Stock	12,923
	HUB GROUP INC-CL A	Common Stock	8,321
	HUDSON CITY BANCORP INC	Common Stock	2,907
	HUMANA INC	Common Stock	69,188
	HUNT (JB) TRANSPRT SVCS INC	Common Stock	2,732
	HUNTINGTON BANCSHARES INC	Common Stock	6,940
	HUNTSMAN CORP	Common Stock	5,086
	IDACORP INC	Common Stock	4,636
	ILLINOIS TOOL WORKS	Common Stock	33,259
	IMATION CORP	Common Stock	1,489
	INGERSOLL-RAND PLC	Common Stock	21,142
	INGRAM MICRO INC-CL A	Common Stock	44,804
	INSIGHT ENTERPRISES INC	Common Stock	4,456
	INTEGRYS ENERGY GROUP INC	Common Stock	14,900
	INTEL CORP	Common Stock	85,581
	INTERACTIVE BROKERS GRO-CL A	Common Stock	10,838
	INTERCONTINENTALEXCHANGE INC	Common Stock	7,521
	INTERNATIONAL PAPER CO	Common Stock	58,569
	INTERPUBLIC GROUP OF COS INC	Common Stock	13,363
	INTL BUSINESS MACHINES CORP	Common Stock	407,176
	INTL FLAVORS & FRAGRANCES	Common Stock	7,324
	INTL GAME TECHNOLOGY	Common Stock	10,319
	INTUIT INC	Common Stock	7,916
	INVESCO LTD	Common Stock	13,447
	IRON MOUNTAIN INC	Common Stock	2,637
	ITT CORP	Common Stock	4,242
	J.C. PENNEY CO INC	Common Stock	36,149
	JABIL CIRCUIT INC	Common Stock	16,764
	JACK IN THE BOX INC	Common Stock	8,135
	JACOBS ENGINEERING GROUP INC	Common Stock	22,187
	JARDEN CORP	Common Stock	3,390
	JETBLUE AIRWAYS CORP	Common Stock	4,776
	JM SMUCKER CO	Common Stock	7,942
	JOHNSON & JOHNSON	Common Stock	321,297
	JOHNSON CONTROLS INC	Common Stock	42,525
	JONES GROUP INC/THE	Common Stock	13,102
	JONES LANG LASALLE INC	Common Stock	3,577
	JOY GLOBAL INC	Common Stock	6,720
	JPMORGAN CHASE & CO	Common Stock	212,785
	JUNIPER NETWORKS INC	Common Stock	10,614
	KANSAS CITY SOUTHERN	Common Stock	11,754
	KBR INC	Common Stock	10,945

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	KELLOGG CO	Common Stock	28,176
	KEMPER CORP	Common Stock	13,411
	KENNAMETAL INC	Common Stock	6,513
	KEYCORP	Common Stock	13,108
	KIMBERLY-CLARK CORP	Common Stock	55,722
	KINDRED HEALTHCARE INC	Common Stock	8,293
	KLA-TENCOR CORPORATION	Common Stock	2,683
	KOHLS CORP	Common Stock	29,057
	KRAFT FOODS INC-CLASS A	Common Stock	106,258
	KROGER CO	Common Stock	87,287
	L-3 COMMUNICATIONS HOLDINGS	Common Stock	24,205
	LACLEDE GROUP INC/THE	Common Stock	9,492
	LANDSTAR SYSTEM INC	Common Stock	5,987
	LEAR CORP	Common Stock	4,094
	LEGG MASON INC	Common Stock	11,234
	LEGGETT & PLATT INC	Common Stock	9,762
	LENNAR CORP-A	Common Stock	6,514
	LENNOX INTERNATIONAL INC	Common Stock	2,452
	LEVEL 3 COMMUNICATIONS INC	Common Stock	2,551
	LEXMARK INTERNATIONAL INC-A	Common Stock	10,462
	LIBERTY GLOBAL INC-A	Common Stock	12,811
	LIBERTY INTERACTIVE CORP-A	Common Stock	50,196
	LIFE TECHNOLOGIES CORP	Common Stock	8,871
	LIMITED BRANDS INC	Common Stock	27,859
	LINCARE HOLDINGS INC	Common Stock	6,368
	LINCOLN ELECTRIC HOLDINGS	Common Stock	11,726
	LINCOLN NATIONAL CORP	Common Stock	31,872
	LINEAR TECHNOLOGY CORP	Common Stock	3,863
	LIZ CLAIBORNE INC	Common Stock	12,866
	LOCKHEED MARTIN CORP	Common Stock	79,156
	LOEWS CORP	Common Stock	44,025
	LORILLARD INC	Common Stock	59,884
	LOWE'S COS INC	Common Stock	68,797
	LSI CORPORATION	Common Stock	6,739
	M & T BANK CORP	Common Stock	16,619
	MACY'S INC	Common Stock	76,384
	MAGELLAN HEALTH SERVICES INC	Common Stock	11,613
	MANITOWOC COMPANY INC	Common Stock	2,429
	MANPOWERGROUP	Common Stock	11,092
	MARATHON OIL CORP	Common Stock	64,431
	MARKEL CORP	Common Stock	2,905
	MARRIOTT INTERNATIONAL-CL A	Common Stock	15,923
	MARSH & MCLENNAN COS	Common Stock	44,416
	MARVELL TECHNOLOGY GROUP	Common Stock	6,256
	MASCO CORP	Common Stock	20,587
	MASTERCARD INC-CLASS A	Common Stock	21,561
	MATTEL INC	Common Stock	27,930
	MAXIM INTEGRATED PRODUCTS	Common Stock	8,577
	MCCORMICK & CO INC NON VOTING	Common Stock	10,310
	MCDERMOTT INTL INC	Common Stock	7,343
	MCDONALD'S CORP	Common Stock	64,821
	MCGRAW-HILL COMPANIES INC	Common Stock	38,729
	MCKESSON CORP	Common Stock	98,711

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MDU RESOURCES GROUP INC	Common Stock	15,681
	MEAD JOHNSON NUTRITION CO	Common Stock	18,807
	MEADWESTVACO CORP	Common Stock	20,991
	MEDCO HEALTH SOLUTIONS INC	Common Stock	57,204
	MEDTRONIC INC	Common Stock	19,975
	MERCK & CO. INC.	Common Stock	163,635
	MERCURY GENERAL CORP	Common Stock	14,279
	MEREDITH CORP	Common Stock	10,177
	MERITOR INC	Common Stock	2,226
	METLIFE INC	Common Stock	37,107
	METROPCS COMMUNICATIONS INC	Common Stock	4,763
	METTLER-TOLEDO INTERNATIONAL	Common Stock	3,849
	MGM RESORTS INTERNATIONAL	Common Stock	7,544
	MICRO SYS INC	Common Stock	9,055
	MICROCHIP TECHNOLOGY INC	Common Stock	12,341
	MICRON TECHNOLOGY INC	Common Stock	3,543
	MICROSOFT CORP	Common Stock	190,310
	MINE SAFETY APPLIANCES CO	Common Stock	4,255
	MINERALS TECHNOLOGIES INC	Common Stock	8,773
	MOHAWK INDUSTRIES INC	Common Stock	8,979
	MOLEX INC	Common Stock	4,769
	MOLINA HEALTHCARE INC	Common Stock	7,418
	MOLSON COORS BREWING CO -B	Common Stock	11,588
	MONSANTO CO	Common Stock	45,440
	MONTPELIER RE HOLDINGS LTD	Common Stock	6,340
	MOODY'S CORP	Common Stock	10,574
	MORGAN STANLEY	Common Stock	11,582
	MOSAIC CO/THE	Common Stock	6,587
	MOTOROLA MOBILITY HOLDINGS INC	Common Stock	11,446
	MOTOROLA SOLUTIONS INC	Common Stock	30,463
	MUELLER INDUSTRIES INC	Common Stock	5,594
	MURPHY OIL CORP	Common Stock	16,487
	MYLAN LABS INC	Common Stock	9,400
	NABORS INDUSTRIES LTD	Common Stock	6,825
	NASDAQ OMX GROUP/THE	Common Stock	11,798
	NASH FINCH CO	Common Stock	6,111
	NATIONAL FUEL GAS CO	Common Stock	6,683
	NATIONAL OILWELL VARCO INC	Common Stock	37,939
	NAVISTAR INTERNATIONAL CORP	Common Stock	10,123
	NCR CORPORATION	Common Stock	13,901
	NETAPP INC	Common Stock	6,935
	NETFLIX.COM INC	Common Stock	2,911
	NEW JERSEY RESOURCES CORP	Common Stock	11,052
	NEW YORK COMMUNITY BANCORP	Common Stock	16,168
	NEW YORK TIMES CO-A	Common Stock	6,925
	NEWELL RUBBERMAID INC	Common Stock	11,231
	NEWFIELD EXPL CO	Common Stock	3,871
	NEWMONT MINING CORP	Common Stock	12,012
	NEWS CORP-CL A	Common Stock	61,491
	NEXTERA ENERGY INC	Common Stock	46,543
	NIELSEN HOLDINGS B.V.	Common Stock	7,946
	NII HOLDINGS INC	Common Stock	1,125
	NIKE INC -CL B	Common Stock	18,615

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NISOURCE INC	Common Stock	24,811
	NOBLE COPORATION	Common Stock	5,038
	NOBLE ENERGY INC	Common Stock	24,680
	NORDSTROM INC	Common Stock	11,707
	NORFOLK SOUTHERN CORP	Common Stock	47,935
	NORTHEAST UTILITIES	Common Stock	5,255
	NORTHERN TRUST CORP	Common Stock	12,222
	NORTHROP GRUMMAN CORP	Common Stock	70,550
	NORTHWESTERN CORP	Common Stock	13,783
	NRG ENERGY INC	Common Stock	30,532
	NSTAR	Common Stock	9,772
	NUANCE COMMUNICATIONS INC	Common Stock	7,205
	NUCOR CORP	Common Stock	12,392
	NV ENERGY INC	Common Stock	10,279
	NVIDIA CORP	Common Stock	2,906
	NVR INC	Common Stock	8,220
	NYSE EURONEXT	Common Stock	11,223
	OCCIDENTAL PETROLEUM CORP	Common Stock	86,972
	OFFICE DEPOT INC	Common Stock	5,859
	OFFICEMAX INC	Common Stock	2,548
	OGE ENERGY CORP	Common Stock	7,613
	OIL STATES INTERNATIONAL INC	Common Stock	9,824
	OLD REPUBLIC INTL CORP	Common Stock	10,363
	OLIN CORP	Common Stock	12,501
	OM GROUP INC	Common Stock	5,096
	OMNICARE INC	Common Stock	14,651
	OMNICOM GROUP	Common Stock	27,846
	ONEOK INC	Common Stock	13,699
	ORACLE CORP	Common Stock	57,689
	ORBITAL SCIENCES CORP	Common Stock	7,819
	O'REILLY AUTOMOTIVE INC	Common Stock	10,367
	OSHKOSH CORP	Common Stock	6,274
	OWENS & MINOR INC	Common Stock	8,886
	OWENS CORNING	Common Stock	5,682
	OWENS-ILLINOIS INC	Common Stock	14,368
	PACCAR INC	Common Stock	22,139
	PACKAGING CORP OF AMERICA	Common Stock	5,315
	PALL CORP	Common Stock	10,567
	PANTRY INC	Common Stock	4,649
	PARK NATIONAL CORP	Common Stock	6,701
	PARKER HANNIFIN CORP	Common Stock	15,972
	PARTNERRE LTD	Common Stock	17,399
	PAYCHEX INC	Common Stock	21,428
	PDL BIOPHARMA INC	Common Stock	8,014
	PEABODY ENERGY CORP	Common Stock	11,440
	PENN NATIONAL GAMING INC	Common Stock	9,053
	PENTAIR INC	Common Stock	3,724
	PEOPLE'S UNITED FINANCIAL	Common Stock	4,312
	PEP BOYS MANNY MOE & JACK	Common Stock	8,114
	PEPCO HOLDINGS INC	Common Stock	19,657
	PEPSICO INC	Common Stock	135,475
	PETSMART INC	Common Stock	8,738
	PFIZER INC	Common Stock	352,853

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PG&E CORP	Common Stock	54,838
	PHILIP MORRIS INTERNATIONAL	Common Stock	201,389
	PIEDMONT NATURAL GAS CO	Common Stock	11,259
	PINNACLE WEST CAPITAL	Common Stock	12,876
	PIONEER NATURAL RESOURCES CO	Common Stock	7,651
	PITNEY BOWES INC	Common Stock	22,550
	PLAINS EXPLORATION & PRODUCTION	Common Stock	5,364
	PLATINUM UNDERWRITERS HLDGS	Common Stock	9,234
	PLEXUS CORP	Common Stock	6,084
	PNC FINANCIAL SERVICES GROUP	Common Stock	52,237
	PNM RES INC	Common Stock	9,140
	POLARIS INDUSTRIES INC	Common Stock	5,714
	POLYCOM INC	Common Stock	5,441
	POLYONE CORPORATION	Common Stock	6,866
	POOL CORP	Common Stock	3,668
	POPULAR INC	Common Stock	4,069
	PORTLAND GENERAL ELECTRIC CO	Common Stock	11,457
	POTLATCH HOLDINGS INC	Common Stock	8,475
	PPG INDUSTRIES INC	Common Stock	30,908
	PPL CORPORATION	Common Stock	12,257
	PRAXAIR INC	Common Stock	14,785
	PRECISION CASTPARTS CORP	Common Stock	11,177
	PRINCIPAL FINANCIAL GROUP	Common Stock	21,920
	PROASSURANCE CORP	Common Stock	13,702
	PROCTER & GAMBLE CO/THE	Common Stock	243,503
	PROGRESS ENERGY INC	Common Stock	42,566
	PROGRESS SOFTWARE CORP	Common Stock	10,112
	PROGRESSIVE CORP	Common Stock	38,161
	PROSPERITY BANCSHARES INC	Common Stock	7,328
	PROVIDENT FINANCIAL SERVICES	Common Stock	11,353
	PRUDENTIAL FINANCIAL INC	Common Stock	43,719
	PSS WORLD MEDICAL INC	Common Stock	10,397
	PUBLIC SERVICE ENTERPRISE GP	Common Stock	50,135
	PUBLIC STORAGE INC	Common Stock	10,681
	PVH CORP	Common Stock	7,623
	QUALCOMM INC	Common Stock	53,918
	QUANTA SERVICES INC	Common Stock	11,286
	QUEST DIAGNOSTICS INC	Common Stock	5,879
	QUESTAR CORP	Common Stock	11,572
	RADIOSHACK CORP	Common Stock	4,844
	RALPH LAUREN CORP	Common Stock	4,290
	RANGE RESOURCES CORP	Common Stock	10,873
	RAYMOND JAMES FINANCIAL INC	Common Stock	11,021
	RAYTHEON COMPANY	Common Stock	60,258
	RED HAT INC	Common Stock	4,991
	REGAL ENTERTAINMENT GROUP-A	Common Stock	11,943
	REGIONS FINANCIAL CORP	Common Stock	11,096
	REGIS CORP	Common Stock	7,592
	REINSURANCE GROUP OF AMERICA	Common Stock	10,730
	RELIANCE STEEL & ALUMINUM	Common Stock	5,382
	RENAISSANCERE HOLDINGS LTD	Common Stock	16,907
	RENT-A-CENTER INC	Common Stock	10,055
	REPUBLIC SERVICES INC	Common Stock	14,987

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	REYNOLDS AMERICAN INC	Common Stock	42,929
	ROBERT HALF INTL INC	Common Stock	6,547
	ROCK-TENN CO CLASS A	Common Stock	3,279
	ROCKWELL AUTOMATION INC	Common Stock	17,919
	ROCKWELL COLLINS INC	Common Stock	10,184
	ROCKWOOD HOLDINGS INC	Common Stock	4,441
	ROSS STORES INC	Common Stock	11,752
	ROWAN COMPANIES INC	Common Stock	5,149
	RPM INTERNATIONAL INC	Common Stock	7,114
	RSC HOLDINGS INC	Common Stock	4,645
	RUDDICK CORP	Common Stock	11,318
	RYDER SYSTEM INC	Common Stock	15,560
	SAFETY INSURANCE GROUP INC	Common Stock	4,107
	SAFEWAY INC	Common Stock	53,797
	SAIC INC	Common Stock	11,399
	SALESFORCE.COM INC	Common Stock	4,088
	SANDISK CORP	Common Stock	10,133
	SANMINA-SCI CORP	Common Stock	7,569
	SARA LEE CORP	Common Stock	25,536
	SCANA CORP	Common Stock	7,708
	SCANSOURCE INC	Common Stock	3,724
	SCHEIN HENRY INC	Common Stock	4,600
	SCHLUMBERGER LTD	Common Stock	18,133
	SCHOLASTIC CORP	Common Stock	7,727
	SCHWAB (CHARLES) CORP	Common Stock	18,498
	SEACOR HOLDINGS INC	Common Stock	10,028
	SEAGATE TECHNOLOGY	Common Stock	34,078
	SEALED AIR CORP	Common Stock	11,430
	SEARS HOLDINGS CORP	Common Stock	8,883
	SEI INVESTMENTS COMPANY	Common Stock	3,777
	SELECTIVE INSURANCE GROUP	Common Stock	8,870
	SEMGROUP CORP	Common Stock	5,677
	SEMPRA ENERGY	Common Stock	27,393
	SERVICE CORP INTERNATIONAL	Common Stock	12,715
	SHAW GROUP INC	Common Stock	4,950
	SHERWIN-WILLIAMS CO/THE	Common Stock	15,777
	SIGMA ALDRICH CORP	Common Stock	4,128
	SIGNET JEWELERS LTD	Common Stock	12,418
	SILGAN HOLDINGS INC	Common Stock	9,459
	SIMON PROPERTY GROUP INC	Common Stock	7,400
	SMITH (A.O.) CORP	Common Stock	2,821
	SMITHFIELD FOODS INC	Common Stock	42,196
	SNAP-ON INC	Common Stock	7,198
	SONOCO PRODUCTS CO	Common Stock	7,823
	SOUTHERN CO	Common Stock	79,436
	SOUTHERN COPPER CORP	Common Stock	4,880
	SOUTHERN UN CO	Common Stock	5,080
	SOUTHWEST AIRLINES	Common Stock	20,717
	SOUTHWEST GAS CORP	Common Stock	13,029
	SOUTHWESTERN ENERGY CO	Common Stock	5,592
	SPECTRA ENERGY CORP	Common Stock	20,268
	SPIRIT AEROSYSTEMS HOLD-CL A	Common Stock	9,545
	SPRINT NEXTEL CORP	Common Stock	16,519

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SPX CORP	Common Stock	13,376
	ST JUDE MED INC	Common Stock	6,482
	STAGE STORES INC	Common Stock	5,784
	STANCORP FINANCIAL GROUP	Common Stock	8,952
	STANLEY BLACK & DECKER INC	Common Stock	6,628
	STAPLES INC	Common Stock	21,536
	STARBUCKS CORP	Common Stock	35,116
	STARWOOD HOTELS & RESORTS	Common Stock	14,362
	STATE STREET CORP	Common Stock	33,929
	STONE ENERGY CORP	Common Stock	6,883
	STRYKER CORP	Common Stock	15,968
	SUNOCO INC	Common Stock	31,705
	SUNTRUST BANKS INC	Common Stock	18,358
	SUPERVALU INC	Common Stock	34,942
	SVB FINANCIAL GROUP	Common Stock	4,894
	SYMANTEC CORP	Common Stock	22,310
	SYMETRA FINANCIAL CORP	Common Stock	4,838
	SYNNEX CORP	Common Stock	4,169
	SYNOPSYS INC	Common Stock	4,301
	SYSCO CORP	Common Stock	42,849
	T ROWE PRICE GROUP INC	Common Stock	7,744
	TARGET CORP	Common Stock	75,918
	TCF FINANCIAL CORP	Common Stock	6,328
	TD AMERITRADE HOLDING CORP	Common Stock	6,813
	TE CONNECTIVITY INC	Common Stock	36,597
	TECH DATA CORP	Common Stock	36,431
	TECO ENERGY INC	Common Stock	10,208
	TELEDYNE TECHNOLOGIES INC	Common Stock	10,285
	TELEFLEX INC	Common Stock	5,504
	TELEPHONE AND DATA SYSTEMS	Common Stock	8,104
	TEMPLE-INLAND INC	Common Stock	14,799
	TENET HEALTHCARE CORP	Common Stock	13,762
	TENNECO INC	Common Stock	7,126
	TERADATA CORP	Common Stock	7,931
	TEREX CORP	Common Stock	3,351
	TESORO CORP	Common Stock	12,650
	TEXAS INSTRUMENTS INC	Common Stock	42,044
	TEXTRON INC	Common Stock	19,917
	THE HERSHEY COMPANY	Common Stock	24,428
	THE MCCLATCHY COMPANY	Common Stock	1,955
	THE SCOTTS MIRACLE-GRO COMPANY CLASS A	Common Stock	11,449
	THERMO FISHER SCIENTIFIC INC	Common Stock	27,959
	THOMAS & BETTS CORP	Common Stock	5,617
	THOR INDS INC	Common Stock	6,140
	TIFFANY & CO	Common Stock	10,710
	TIME WARNER CABLE	Common Stock	39,980
	TIME WARNER INC	Common Stock	107,539
	TIMKEN CO	Common Stock	14,024
	TJX COMPANIES INC	Common Stock	48,185
	TOLL BROTHERS INC	Common Stock	4,474
	TORCHMARK CORP	Common Stock	24,805
	TOTAL SYSTEM SERVICES INC	Common Stock	9,981
	TRACTOR SUPPLY COMPANY	Common Stock	4,138

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	TRANSATLANTIC HOLDINGS INC	Common Stock	14,446
	TRANSOCEAN LTD	Common Stock	7,982
	TRAVELERS COS INC/THE	Common Stock	73,705
	TRINITY INDUSTRIES INC	Common Stock	6,761
	TRIPADVISOR INC	Common Stock	6,416
	TRUEBLUE INC	Common Stock	3,478
	TRW AUTOMOTIVE HOLDINGS CORP	Common Stock	13,021
	TUPPERWARE BRANDS CORPORATION	Common Stock	7,029
	TUTOR PERINI CORP	Common Stock	5,238
	TYCO INTERNATIONAL LTD	Common Stock	51,435
	TYSON FOODS INC-CL A	Common Stock	24,364
	UGI CORP	Common Stock	12,038
	UIL HOLDINGS CORP	Common Stock	3,851
	ULTRA PETROLEUM CORP	Common Stock	4,592
	UNION PACIFIC CORP	Common Stock	69,110
	UNISOURCE ENERGY CORP CO	Common Stock	8,849
	UNISYS CORP	Common Stock	4,185
	UNIT CORP	Common Stock	5,824
	UNITED CONTINENTAL HOLDINGS	Common Stock	8,101
	UNITED PARCEL SERVICE-CL B	Common Stock	109,119
	UNITED RENTALS INC	Common Stock	6,510
	UNITED STATES STEEL CORP	Common Stock	7,188
	UNITED STATIONERS INC	Common Stock	12,320
	UNITED TECHNOLOGIES CORP	Common Stock	155,539
	UNITEDHEALTH GROUP INC	Common Stock	169,355
	UNIVERSAL AMERICAN CORP	Common Stock	4,923
	UNIVERSAL CORP/VA	Common Stock	7,466
	UNIVERSAL HEALTH SERVICES-B	Common Stock	5,113
	UNUM GROUP	Common Stock	26,012
	URS CORP	Common Stock	10,707
	US AIRWAYS GROUP INC	Common Stock	11,297
	US BANCORP	Common Stock	78,924
	USA MOBILITY INC	Common Stock	6,302
	USEC INC	Common Stock	2,225
	USG CORP	Common Stock	2,215
	UTI WORLDWIDE INC	Common Stock	7,219
	VALERO ENERGY CORP	Common Stock	45,111
	VALLEY NATIONAL BANCORP	Common Stock	4,856
	VALSPAR CORP	Common Stock	7,321
	VARIAN MED SYS INC	Common Stock	7,218
	VECTOR GROUP LTD	Common Stock	9,668
	VECTREN CORPORATION	Common Stock	12,491
	VERISIGN INC	Common Stock	6,385
	VERIZON COMMUNICATIONS INC	Common Stock	548,685
	VF CORP	Common Stock	28,822
	VIACOM INC-CLASS A	Common Stock	32,632
	VIRGIN MEDIA INC	Common Stock	5,634
	VISA INC-CLASS A SHARES	Common Stock	40,125
	VISHAY INTERTECHNOLOGY INC	Common Stock	6,467
	VULCAN MATERIALS CO	Common Stock	2,192
	WALGREEN CO	Common Stock	72,510
	WAL-MART STORES INC	Common Stock	263,656
	WALT DISNEY CO/THE	Common Stock	76,061

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2011	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	WARNACO GROUP INC	Common Stock	6,315
	WASHINGTON FEDERAL INC	Common Stock	6,029
	WASHINGTON POST-CLASS B	Common Stock	10,247
	WASTE MANAGEMENT INC	Common Stock	29,109
	WATERS CORP	Common Stock	6,376
	WATSON PHARMACEUTICALS INC	Common Stock	4,000
	WEATHERFORD INTL LTD	Common Stock	8,378
	WEBSTER FINANCIAL CORP	Common Stock	2,051
	WELLCARE HEALTH PLANS INC	Common Stock	16,048
	WELLPOINT INC	Common Stock	99,235
	WELLS FARGO & CO	Common Stock	218,554
	WERNER ENTERPRISES INC	Common Stock	4,364
*	WESCO INTERNATIONAL INC	Common Stock	10,400
	WESTAR ENERGY INC	Common Stock	14,799
	WESTERN DIGITAL CORP	Common Stock	25,315
	WESTERN REFINING INC	Common Stock	5,518
	WESTERN UNION CO	Common Stock	7,892
	WEYERHAEUSER CO	Common Stock	24,393
	WGL HOLDINGS INC	Common Stock	13,052
	WHIRLPOOL CORP	Common Stock	15,994
	WHITE MTNS INS GROUP LTD COM	Common Stock	9,900
	WHITING PETE CORP	Common Stock	2,641
	WHOLE FOODS MARKET INC	Common Stock	10,841
	WILEY JOHN & SONS INC	Common Stock	3,240
	WILLIAMS COS INC	Common Stock	40,069
	WILLIAMS-SONOMA INC	Common Stock	10,538
	WINDSTREAM CORP	Common Stock	18,225
	WINN-DIXIE STORES INC	Common Stock	5,371
	WISCONSIN ENERGY CORP	Common Stock	11,152
	WORLD FUEL SERVICES CORP	Common Stock	19,631
	WR GRACE & CO	Common Stock	10,554
	WRIGHT EXPRESS CORP	Common Stock	10,021
	WYNDHAM WORLDWIDE CORP	Common Stock	15,198
	WYNN RESORTS LTD	Common Stock	4,634
	XCEL ENERGY INC	Common Stock	39,570
	XEROX CORP	Common Stock	4,352
	XILINX INC	Common Stock	9,898
	XL GROUP PLC	Common Stock	21,963
	YAHOO INC	Common Stock	21,485
	YUM! BRANDS INC	Common Stock	28,420
	ZIMMER HOLDINGS INC	Common Stock	10,741
	ZIONS BANCORPORATION	Common Stock	9,212
	RAFI Enhanced Large Company
	Fund Total		22,638,897

*	Participant Loans	4.25%-10.5% with maturity dates through 2017	11,742,957
	Participant Loans Total		11,742,957

	Total Investments at Fair Value		$427,072,520

WESCO Distribution, Inc.
Retirement Savings Plan
Consent of Independent Registered Public Accounting Firm
December 29, 2011 and 2010

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23.1	Consent of Alpern Rosenthal (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
By:	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan
Investment and Administrative Committees

Dated: June 26, 2012